Exhibit 99.1

Medigus: Eventer Technologies Signed a Definitive Agreement for Reverse Merger to Become a Public Company

Eventer will merge with a Tel-Aviv Stock Exchange listed company following which Eventer shareholdres will hold 74.99% of the merged company

Tel Aviv, Israel, Jan. 09, 2023 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies, and electric vehicle and charging solutions, announced today that its 46.21% owned subsidiary, Eventer Technologies Ltd. (“Eventer”), a software company engaged in the development of platforms enabling producers and venues to create virtual conferences and events including a smart ticketing solution, signed a definitive agreement (“Agreement”) for a planned securities exchange with AI Conversation Systems Ltd. (TASE: AICS) (“AI Conversation Systems”), an Israeli company traded on the Tel-Aviv Stock Exchange.

According to the Agreement, Eventer will become a wholly owned subsidiary of AI Conversation Systems, and in exchange, Eventer shareholders will receive 74.99% of the issued and outstanding share capital of AI Conversation Systems.

“We are thrilled to announce that Eventer, a subsidiary of Medigus, will become a public company on the Tel-Aviv Stock Exchange. This is a major milestone for both Eventer and Medigus, and we are confident that this move will allow Eventer to continue to grow and thrive as it brings innovative solutions to the conferences and events industry.” said Liron Carmel, CEO of Medigus.

The securities exchange agreement will be subject to certain closing conditions, including the completion of mutual due diligence; Eventer having at least $700,000 in cash; AI Conversation Systems accruing no debt (except as otherwise determined in the Agreement); and other customary closing conditions. The transaction will only be completed if Eventer is valued at a minimum of $5.7 million (NIS 20 million), as determined by an independent appraiser.

Eventer has developed a unique event management system that allows its customers to increase sales volume and reduce the resources invested in marketing tools solely intended to increase exposure and sales. Eventer has an exclusive license to use the Screenz.live platform that offers high-quality video conferencing for thousands of participants.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements could differ materially from those described in or implied by the statements in this press release. For example, Medigus uses forward looking statement when describing the expected closing of the transaction, and the potential influence on Eventer’s business.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com